APPENDIX B:
HISTORICAL FINANCIAL STATEMENTS
(UNAUDITED)

Lucky Goat Brewing
Balance Sheet - unaudited
For the period ended 10/23/19

	Current Period
	30-Oct-19
ASSETS	
Current Assets:	
Cash	$ 10,384.44
Petty Cash	-
Accounts Receivables	-
Inventory	500.00
Prepaid Expenses	-
Employee Advances	-
Temporary Investments	-
Total Current Assets	10,884.44
Fixed Assets:	
Land	-
Buildings	-
Furniture and Equipment	23,500.00
Computer Equipment	-
Vehicles	-
Less: Accumulated Depreciation	-
Total Fixed Assets	23,500.00
Other Assets:	
Trademarks	-
Patents	-
Security Deposits	-
Other Assets	-
Total Other Assets	-
TOTAL ASSETS	$ 34,384.44
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ -
Business Credit Cards	-
Sales Tax Payable	-
Payroll Liabilities	-
Other Liabilities	-

Current Portion of Long-Term Debt		-
Total Current Liabilities		-
Long-Term Liabilities:		
Notes Payable		24,000.00
Mortgage Payable		-
Less: Current portion of Long-term debt		-
Total Long-Term Liabilities		24,000.00
EQUITY		
Capital Stock/Partner's Equity		13,500.00
Opening Retained Earnings		-
Dividends Paid/Owner's Draw		-
Net Income (Loss)		(3,115.56)
Total Equity		10,384.44
TOTAL LIABILITIES & EQUITY	$	**34,384.44**
Balance Sheet Check		-

I, ____Kendall Peabody____ , certify that:

(1) The financial statements of Lucky Goat Brewing LLC included in this Form are true and complete in all material respects; and

(2) The tax return information of Lucky Goat Brewing LLC have not been included in this Form as Lucky Goat Brewing LLC was formed on 9/3/19 and has not filed a tax return to date.

Signature: ‒DocuSigned by: kendall Peabody ‒69C2D9B2755C4B6...

Name: ___Kendall Peabody___
Title: ___Partner___